EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

September 13, 2019

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Atallahe, Esq., Attorney-Adviser
Division of Corporation Finance

Re:	Blink Charging Co.
Registration Statement on Form S-3 (No. 333-233580)

Ladies and Gentlemen:

On behalf of Blink Charging Co. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Monday, September 16, 2019, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Michael D. Farkas

BLINK CHARGING CO.

407 Lincoln Road, Suite 704

Miami Beach, Florida 33139

September 13, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Atallahe, Esq., Attorney-Adviser
Division of Corporation Finance

Re:	Blink Charging Co.
Registration Statement on Form S-3 (No. 333-233580)

Ladies and Gentlemen:

Blink Charging Co. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Monday, September 16, 2019, or as soon as possible thereafter.

Very truly yours,

BLINK CHARGING CO.

By:	/s/ Michael D. Farkas
Michael D. Farkas
Chairman and Chief Executive Officer